SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 14 March, 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|                    Form 40-F
---------------                     ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes                         No |X|
---------------                --------------

Exhibit 1.1	Payment of dividends in sterling dated 14 March 2023

Exhibit 1.1

14 March 2023

BP p.l.c.
Fourth quarter interim dividend for 2022
Payments of dividends in sterling

On 7 February 2023, the Directors of BP p.l.c. announced that the interim dividend for the fourth quarter of 2022 would be US$0.06610 per ordinary share (US$0.3966 per ADS). This interim dividend is to be paid on 31 March 2023 to shareholders on the share register on 17 February 2023. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. The board has decided not to offer a scrip dividend alternative in respect of the fourth quarter 2022 dividend. Dividend reinvestment plans have been made available for this dividend for ordinary shareholders and ADS holders (subject to certain exceptions) to receive additional bp shares.

Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the three dealing days between 8 and 10 March 2023 (£1 = US$1.19084). Accordingly, the amount of sterling dividend payable in cash on 31 March 2023 will be:

5.5507 pence per share.

Details of the fourth quarter dividend and timetable are available at bp.com/dividends. For further information on your dividend payment options visit bp.com/drip.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 March 2023
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary